UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2008

Attached is the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2008, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 10, 2008 with the Ministry of Finance of Japan. The registrant’s quarterly report filed with the Ministry of Finance included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s disclosure dated November 7, 2008, a copy of which was furnished under cover of Form 6-K on November 7, 2008.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: November 10, 2008

NYSE Timely Alert for November 10, 2008

Attached is an English translation of Nippon Telegraph and Telephone Corporation’s (“NTT”) unaudited interim consolidated financial statements for the three and six months ended September 30, 2008, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States. The attached financial statements were included in NTT’s quarterly report filed on November 10, 2008 with the Ministry of Finance of Japan. NTT’s quarterly report filed with the Ministry of Finance included additional information not included in the attached financial statements. Such additional information is either immaterial or has been previously disclosed by NTT. Most of the contents of the attached financial statements and NTT’s quarterly report have previously been disclosed by NTT in NTT’s disclosure dated November 7, 2008, a copy of which was furnished to the Securities and Exchange Commission under cover of Form 6-K on November 7, 2008. NTT plans to file the attached under separate cover of Form 6-K with the Securities and Exchange Commission, promptly hereafter. NTT is submitting the attached to the NYSE voluntarily to comply with the NYSE timely alert policy.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2008	September 30, 2008	September 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥1,169,566	¥943,671	$9,162
Short-term investments	17,566	15,491	151
Notes and accounts receivable, trade	1,843,468	1,703,126	16,535
Allowance for doubtful accounts	(36,286)	(37,346)	(363)
Inventories (Note 3)	343,978	445,978	4,330
Prepaid expenses and other current assets	375,661	498,976	4,844
Deferred income taxes	276,178	255,824	2,484

Total current assets	3,990,131	3,825,720	37,143

Property, plant and equipment:
Telecommunications equipment	14,699,272	14,848,863	144,164
Telecommunications service lines	13,701,735	13,813,583	134,112
Buildings and structures	5,792,345	5,796,494	56,277
Machinery, vessels and tools	1,761,348	1,778,585	17,268
Land	1,078,118	1,085,043	10,534
Construction in progress	301,722	335,994	3,262

	37,334,540	37,658,562	365,617
Accumulated depreciation	(26,948,961)	(27,358,382)	(265,615)

Net property, plant and equipment	10,385,579	10,300,180	100,002

Investments and other assets:
Investments in affiliated companies	416,140	420,463	4,082
Marketable securities and other investments (Note 4)	347,899	311,956	3,029
Goodwill (Note 9)	427,888	434,189	4,215
Other intangibles	1,384,311	1,356,413	13,169
Other assets	959,096	1,020,932	9,912
Deferred income taxes	607,735	640,804	6,221

Total investments and other assets	4,143,069	4,184,757	40,628

Total assets	¥18,518,779	¥18,310,657	$177,773

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2008	September 30, 2008	September 30, 2008
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥568,068	¥594,256	$5,769
Current portion of long-term debt	659,598	734,984	7,136
Accounts payable, trade	1,492,450	978,864	9,504
Accrued payroll	466,689	401,056	3,894
Accrued interest	11,809	10,637	103
Accrued taxes on income	234,074	227,644	2,210
Accrued consumption tax	36,074	34,764	338
Advances received	98,261	117,323	1,139
Other	344,886	332,816	3,231

Total current liabilities	3,911,909	3,432,344	33,324

Long-term liabilities:
Long-term debt	3,416,740	3,433,238	33,332
Obligations under capital leases	60,488	64,446	626
Liabilities for employees’ retirement benefits	1,294,813	1,284,379	12,470
Other	560,070	561,613	5,452

Total long-term liabilities	5,332,111	5,343,676	51,880

Minority interests in consolidated subsidiaries	1,863,998	1,912,665	18,569

Shareholders’ equity:
Common stock, no par value (Note 6) - Authorized - 61,929,209 shares Issued - 15,741,209 shares at March 31 and September 30, 2008	937,950	937,950	9,106
Additional paid-in capital	2,841,079	2,841,105	27,584
Retained earnings (Note 6)	4,663,296	5,008,274	48,624
Accumulated other comprehensive income (loss)	(26,428)	(59,447)	(577)
Treasury stock, at cost (Note 6) - 2,102,471 shares at March 31, 2008 and 2,293,126 shares at September 30, 2008	(1,005,136)	(1,105,910)	(10,737)

Total shareholders’ equity	7,410,761	7,621,972	74,000

Contingent liabilities (Note 10)
Total liabilities, minority interests and shareholders’ equity	¥18,518,779	¥18,310,657	$177,773

	Yen		U.S. dollars (Note 2)
	March 31, 2008	September 30, 2008	September 30, 2008
Per share of common stock:
Net assets	¥543,361.19	¥566,770.15	$5,502.62

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Operating revenues:
Fixed voice related services	¥1,315,716	$12,774
Mobile voice related services	1,179,627	11,453
IP/packet communications services	1,416,757	13,755
Sale of telecommunications equipment	369,321	3,585
System integration	541,444	5,257
Other	341,728	3,318

	5,164,593	50,142

Operating expenses (Note 8):
Cost of services (exclusive of items shown separately below)	1,161,911	11,281
Cost of equipment sold (exclusive of items shown separately below)	459,941	4,465
Cost of system integration (exclusive of items shown separately below)	344,082	3,341
Depreciation and amortization	1,020,780	9,910
Impairment loss	401	4
Selling, general and administrative expenses	1,432,396	13,907

	4,419,511	42,908

Operating income	745,082	7,234

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(30,134)	(293)
Interest income	12,602	122
Others, net	43,611	424

	26,079	253

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	771,161	7,487

Income tax expense (benefit):
Current	338,954	3,291
Deferred	(102,279)	(993)

	236,675	2,298

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	534,486	5,189
Minority interests in consolidated subsidiaries	(135,554)	(1,316)
Equity in earnings (losses) of affiliated companies	7,421	72

Net income (loss)	¥406,353	$3,945

Summary of total comprehensive income (loss):
Net income (loss)	¥406,353	$3,945
Other comprehensive income (loss)	(33,019)	(320)

Comprehensive income (loss)	¥373,334	$3,625

	Shares or yen	U.S. dollars (Note 2)
	2008	2008
Per share of common stock:
Weighted average number of shares outstanding	13,572,763.01
Net income (loss)	¥29,938.86	$290.67

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Operating revenues:
Fixed voice related services	¥652,186	$6,332
Mobile voice related services	580,695	5,638
IP/packet communications services	721,691	7,007
Sale of telecommunications equipment	152,947	1,485
System integration	285,208	2,769
Other	178,278	1,731

	2,571,005	24,962

Operating expenses (Note 8):
Cost of services (exclusive of items shown separately below)	585,879	5,688
Cost of equipment sold (exclusive of items shown separately below)	193,428	1,878
Cost of system integration (exclusive of items shown separately below)	184,309	1,789
Depreciation and amortization	517,024	5,020
Impairment loss	401	4
Selling, general and administrative expenses	716,945	6,961

	2,197,986	21,340

Operating income	373,019	3,622

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,952)	(145)
Interest income	6,279	61
Others, net	18,914	183

	10,241	99

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	383,260	3,721

Income tax expense (benefit) (Note 5):
Current	189,900	1,843
Deferred	(101,485)	(985)

	88,415	858

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	294,845	2,863
Minority interests in consolidated subsidiaries	(67,912)	(659)
Equity in earnings (losses) of affiliated companies	3,886	37

Net income (loss)	¥230,819	$2,241

Summary of total comprehensive income (loss):
Net income (loss)	¥230,819	$2,241
Other comprehensive income (loss)	(3,211)	(31)

Comprehensive income (loss)	¥227,608	$2,210

	Shares or yen	U.S. dollars (Note 2)
	2008	2008
Per share of common stock:
Weighted average number of shares outstanding	13,507,409.88
Net income (loss)	¥17,088.32	$165.91

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Cash flows from operating activities:
Net income (loss)	¥406,353	$3,945
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,020,780	9,910
Impairment loss	401	4
Deferred taxes	(102,279)	(993)
Minority interests in consolidated subsidiaries	135,554	1,316
Loss on disposal of property, plant and equipment	45,473	441
Equity in (earnings) losses of affiliated companies	(7,421)	(72)
(Increase) decrease in notes and accounts receivable, trade	157,971	1,534
(Increase) decrease in inventories	(101,950)	(990)
(Increase) decrease in other current assets	(85,482)	(830)
Increase (decrease) in accounts payable, trade and accrued payroll	(389,742)	(3,784)
Increase (decrease) in accrued consumption tax	(1,314)	(13)
Increase (decrease) in accrued interest	(1,163)	(11)
Increase (decrease) in advances received	19,014	185
Increase (decrease) in accrued taxes on income	(6,334)	(61)
Increase (decrease) in other current liabilities	(14,057)	(136)
Increase (decrease) in liabilities for employees’ retirement benefits	(9,061)	(88)
Increase (decrease) in other long-term liabilities	21,673	210
Other	774	8

Net cash provided by operating activities	1,089,190	10,575

Cash flows from investing activities:
Payments for property, plant and equipment	(850,669)	(8,259)
Proceeds from sale of property, plant and equipment	46,309	449
Payments for purchase of non-current investments	(66,044)	(641)
Proceeds from sale and redemption of non-current investments	38,899	378
Payments for purchase of short-term investments	(2,541)	(25)
Proceeds from redemption of short-term investments	4,494	44
Acquisition of intangible and other assets	(320,496)	(3,112)

Net cash used in investing activities	¥(1,150,048)	$(11,166)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX -MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen	Millions of U.S. dollars (Note 2)
	2008	2008
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥395,173	$3,837
Payments for settlement of long-term debt	(292,575)	(2,841)
Dividends paid (Note 6)	(61,375)	(596)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(100,748)	(978)
Acquisition of treasury stocks by subsidiary (Note 9)	(51,848)	(503)
Net increase (decrease) in short-term borrowings and other	(50,673)	(492)

Net cash provided by (used in) financing activities	(162,046)	(1,573)

Effect of exchange rate changes on cash and cash equivalents	(2,991)	(29)

Net increase (decrease) in cash and cash equivalents	(225,895)	(2,193)
Cash and cash equivalents at beginning of period	1,169,566	11,355

Cash and cash equivalents at end of period	¥943,671	$9,162

Cash paid during the period for:
Interest	¥31,306	$304
Income taxes, net	¥261,362	$2,537

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by Section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2008 and the consolidated statements of income for the three and six months ended September 30, 2008 and cash flows for the six months ended September 30, 2008 of Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

(1) Application of New Accounting Standards

Fair Value Measurements

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group. The disclosure required by SFAS 157 was omitted in this report.

The Fair Value Option for Financial Assets and Financial Liabilities

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the six months ended September 30, 2008.

(2) Recent Pronouncements

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141 (“SFAS 141R”), “Business Combinations.” SFAS 141R requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact of the adoption of SFAS 160 on its results of operations and financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. This Statement is effective prospectively for interim periods and fiscal years beginning after November 15, 2008. Management is currently evaluating the impact of the adoption of SFAS 161 on its disclosure about derivative instruments and hedging activities.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 makes the hierarchy of generally accepted accounting principles explicitly and directly applicable to preparers of financial statements, a step that recognizes preparers’ responsibilities for selecting the accounting principles for their financial statements. The effective date of SFAS 162 is 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board’s related amendments to remove the GAAP hierarchy from auditing standards, where it has resided for some time. The adoption of SFAS 162 will not have an impact on the results of operations or financial position of NTT Group.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 163 (“SFAS 163”), “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.” SFAS 163 prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 will not have an impact on the results of operations or financial position of NTT Group.

(3) Net Income per Share

Basic net income per share is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and six months ended September 30, 2008.

2.	Convenience translation into U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥103 = US$1, the approximate current rate at September 30, 2008, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3.	Inventories:

Inventories at March 31 and September 30, 2008 comprised the following:

	Millions of yen		Millions of U.S. dollars
	March 31, 2008	September 30, 2008	September 30, 2008
Telecommunications equipment to be sold and materials	¥163,654	¥205,498	$1,995
Projects in progress	144,287	202,461	1,966
Supplies	36,037	38,019	369

Total	¥343,978	¥445,978	$4,330

4.	Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31 and September 30, 2008, are as follows:

	Millions of yen
	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥198,725	¥69,596	¥23,781	¥244,540
Debt securities	3,299	8	193	3,114
Held-to-maturity:
Debt securities	10,145	176	3	10,318

Total	¥212,169	¥69,780	¥23,977	¥257,972

	Millions of yen
	September 30, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥180,645	¥53,187	¥27,854	¥205,978
Debt securities	3,642	2	318	3,326
Held-to-maturity:
Debt securities	9,541	69	3	9,607

Total	¥193,828	¥53,258	¥28,175	¥218,911

	Millions of U.S. dollars
	September 30, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	$1,754	$516	$270	$2,000
Debt securities	35	0	3	32
Held-to-maturity:
Debt securities	92	1	0	93

Total	$1,881	$517	$273	$2,125

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥90,100 million and ¥93,111 million ($904 million) at March 31 and September 30, 2008, respectively.

5.	Income taxes:

In July 2008, NTT DoCoMo reorganized its group structure by integrating eight regional subsidiaries, consolidating its nationwide business operations under a single entity. This consolidation reduced taxable temporary difference between NTT’s book basis and tax basis of its investment in NTT DoCoMo and resulted in decrease in income tax expense by ¥56,920 million ($553 million) in the consolidated statement of income for the three months ended September 30, 2008.

6.	Shareholders’ equity:

Outstanding shares and Treasury stock–

The changes in the number of outstanding shares and treasury stock for the six months ended September 30, 2008 were as follows:

	Shares
	The number of outstanding shares	The number of treasury stock
March 31, 2008	15,741,209	2,102,470.82

Acquisition of treasury stock through purchase of fractional shares	—	2,339.83

Purchase of treasury stock under resolution of the board of directors	—	189,251.00

Resale of treasury stock to fractional shareholders	—	(935.68)

September 30, 2008	15,741,209	2,293,125.97

With the scheduled implementation in January 2009 of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, the board of directors, at its meeting held on May 13, 2008, resolved that, subject to approval at the 23rd general shareholders meeting to be held on June 25, 2008, of the introduction of unit share system, and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

Net Assets per Share at March 31 and September 30, 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2008 and the year ending March 31, 2009, respectively.

	Yen		U.S. dollars
	March 31, 2008	September 30, 2008	September 30, 2008
Net Assets per Share	¥5,433.61	¥5,667.70	$55.03

Net Income (Loss) per Share for the three and six months ended September 30, 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ending March 31 2009.

	Yen	U.S. dollars
For the three months ended September 30	2008	2008
Net Income (Loss) per Share	¥170.88	$1.66

	Yen	U.S. dollars
For the six months ended September 30	2008	2008
Net Income (Loss) per Share	¥299.39	$2.91

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 189,251 shares of its common stock for a total purchase price of ¥100,000 million ($971 million) from July through August 2008.

As described in the preceding paragraph, one share of common stock will be split into 100 shares on the day immediately preceding the day on which the electronic share certificate system will be introduced. After the share split, the maximum number of shares to be repurchased will be a number calculated by first subtracting the number of shares acquired before the share split from 450,000 shares, multiplying the remainder by 100, and then adding the number of shares acquired before the share split.

Dividend –

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 25, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥61,374 million ($596 million)
Cash dividends per share	¥4,500 ($44)
Date of record	March 31, 2008
Date of payment	June 26, 2008

(2) Cash dividends declared

Resolution	The Board of Directors’ meeting on November 7, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥73,964 million ($718 million)
Cash dividends per share	¥5,500 ($53)
Date of record	September 30, 2008
Date of payment	December 9, 2008

7.	Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of Yen	Millions of U.S. dollars
For the three months ended September 30	2008
Regional communications business -
Customers	¥867,435	$8,422
Intersegment	145,810	1,415

Total	1,013,245	9,837
Long distance and international communications business -
Customers	293,147	2,846
Intersegment	31,814	309

Total	324,961	3,155
Mobile communications business -
Customers	1,086,853	10,552
Intersegment	10,685	104

Total	1,097,538	10,656
Data communications business -
Customers	233,584	2,268
Intersegment	31,867	309

Total	265,451	2,577
Other -
Customers	89,986	874
Intersegment	201,609	1,957

Total	291,595	2,831
Elimination	(421,785)	(4,095)

Consolidated total	¥2,571,005	$24,961

	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2008
Regional communications business -
Customers	¥1,725,745	$16,755
Intersegment	282,607	2,744

Total	2,008,352	19,499
Long distance and international communications business -
Customers	581,141	5,642
Intersegment	55,306	537

Total	636,447	6,179
Mobile communications business -
Customers	2,243,360	21,780
Intersegment	24,424	237

Total	2,267,784	22,017
Data communications business -
Customers	446,481	4,335
Intersegment	60,818	590

Total	507,299	4,925
Other -
Customers	167,866	1,630
Intersegment	391,325	3,799

Total	559,191	5,429
Elimination	(814,480)	(7,907)

Consolidated total	¥5,164,593	$50,142

Segment profit or loss:

	Millions of Yen	Millions of U.S. dollars
For the three months ended September 30	2008
Operating income (loss):
Regional communications business	¥29,526	$287
Long distance and international communications business	27,518	267
Mobile communications business	279,069	2,709
Data communications business	23,198	225
Other	9,220	90

Total	368,531	3,578
Elimination	4,488	44

Consolidated operating income	¥373,019	$3,622

	Millions of Yen	Millions of U.S. dollars
For the six months ended September 30	2008
Operating income (loss):
Regional communications business	¥40,700	$395
Long distance and international communications business	55,430	538
Mobile communications business	574,208	5,575
Data communications business	44,851	436
Other	23,407	227

Total	738,596	7,171
Elimination	6,486	63

Consolidated operating income	¥745,082	$7,234

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three and six months ended September 30, 2008.

8.	Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three and six months ended September 30, 2008 were ¥64,456 million ($626 million) and ¥120,081 million ($1,166 million), respectively.

9.	Subsidiary stock transactions:

In May 2008, NTT DoCoMo repurchased 311,322 shares for ¥49,997 million ($485 million). As a result, NTT’s interest in NTT DoCoMo increased from 64.8% to 65.3%. Goodwill of ¥10,236 million ($99 million) was recorded on the balance sheet as of June 30, 2008 related to the repurchase transactions.

Repurchases of shares by NTT DoCoMo resulting in increases in NTT’s ownership interest in NTT DoCoMo have been accounted for as acquisitions of minority interests using the purchase method.

10.	Contingent liabilities:

Contingent liabilities at September 30, 2008 for loans guaranteed amounted to ¥9,841 million ($96 million).

At September 30, 2008, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

11.	Subsequent events:

On September 29, 2008, the board of directors resolved that NTT may raise up to ¥130 billion ($1,262 million) by issuing bonds or incurring long-term borrowings during the period from October 1 to December 31, 2008. Based on this resolution, NTT issued bonds as follows:

Series 55 Nippon Telegraph and Telephone straight bonds
Date of payment	October 31, 2008
Issue amount	¥70 billion ($680 million)
Issue price	¥100 per ¥100
Interest rate	1.22%
Date of maturity	October 31, 2012
Use of proceeds	Purchase of treasury stock and operating cash